Exhibit 99.1

500.com Limited Announces Financial Results For the First Quarter of 2015 and Changes to the Board and Management

SHENZHEN, China, May 19, 2015—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the first quarter of 2015.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, or the MOF, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that such provincial sports lottery administration centers also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or the temporary suspension, 500.com’s transaction volume decreased significantly. The Company recorded operating loss for the first quarter of 2015 and is currently not generating any revenue due to the temporary suspension.

Board and Management Changes

On May 15, 2015, the board of directors, or the Board, approved the following changes in the Board and the management of the Company, with immediate effect:

Mr. Zhengming Pan, the president of the Company, was appointed as the chief executive officer of the Company. Simultaneously, Mr. Man San Law resigned from his role as the chief executive officer and remains the Chairman of the Company.

Mr. Qi Li resigned as a director of the Company for personal reasons and Mr. Zhengming Pan was appointed as a director to fill the vacancy. Mr. Man San Law was appointed as the chairman of the compensation committee of the Board and Mr. Zhengming Pan was appointed as a member of the strategy committee of the Board.

First Quarter 2015 Highlights

•	Total purchase amount was RMB1,305.5 million (US$210.6 million), representing a 25.7% decrease from the fourth quarter of 2014 and a 23.8% increase from the first quarter of 2014.
•	Net revenues were RMB98.8 million (US$15.9 million), representing a 32.4% decrease from the fourth quarter of 2014 and a 10.0% increase from the first quarter of 2014.
•	Operating loss was RMB53.5 million (US$8.6 million), as compared to operating profit of RMB19.0 million for the fourth quarter of 2014 and profit of RMB31.7 million for the first quarter of 2014.
•	Non-GAAP operating loss was RMB14.6 million (US$2.4 million), as compared to Non-GAAP profit of RMB56.3 million for the fourth quarter of 2014 and Non-GAAP profit of RMB36.6 million for the first quarter of 2014.
•	Net loss was RMB52.0 million (US$8.4 million), as compared to net profit of RMB14.5 million for the fourth quarter of 2014 and net profit of RMB27.5 million for the first quarter of 2014.
•	Number of active users was approximately 857,000 during the first quarter of 2015, representing a 12.9% decrease from the fourth quarter of 2014.

Mr. Man San Law, the Founder and Chairman of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our results of operations and financial conditions of the first quarter of 2015. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

Mr. Man San Law added, “I would like to express my gratitude to Mr. Qi Li for his enormous contribution to the Company during his tenure as a director and I wish Mr. Qi Li all the best in his future endeavors.”

First quarter 2015 Operational Results

Active Users

Active users decreased by 12.9% from approximately 984,000 in the fourth quarter of 2014 to approximately 857,000 during the first quarter of 2015, primarily due to the adverse impact caused by the temporary suspension.

New Active Users1

The Company had a total of 485,000 new active users during the quarter, a decrease of 42.5% from 844,000 new active users during the fourth quarter of 2014, primarily due to the adverse impact of the temporary suspension. New active users accounted for 12.4% of the Company’s total purchase amount during the first quarter of 2015, a decrease from 52.4% during the fourth quarter of 2014.

Active Users - Platforms

PC

The Company had a total of approximately 548,000 active PC users during the quarter, an increase of 3.0% from approximately 532,000 active PC users during the fourth quarter of 2014. Active PC users accounted for 44.5% of the Company’s total purchase amount during the first quarter of 2015, decreasing from 54.0% during the fourth quarter of 2014.

1New active user is defined as a user who made the first purchase during the current year but none during the previous years.

Mobile App

The Company had a total of approximately 365,000 active mobile app users during the quarter, a decrease of 10.8% from approximately 409,000 active mobile app users during the fourth quarter of 2014. Active mobile app users accounted for 50.9% of the company’s total purchase amount during the first quarter of 2015, increasing from 41.4% during the fourth quarter of 2014.

Mobile Website

The Company had a total of approximately 193,000 active mobile website users during the quarter, a decrease of 43.4% from approximately 341,000 active mobile website users during the fourth quarter of 2014. Active mobile website users accounted for 4.6% of the Company’s total purchase amount during the first quarter of 2015, which stayed the same as during the fourth quarter of 2014.

Active Users - Direct and Third Party Channels

Direct Active Users

The Company had a total of approximately 459,000 direct active users who placed purchase orders through the Company’s websites or mobile app during the quarter, a decrease of 19.8% from approximately 572,000 direct active users during the fourth quarter of 2014. Direct active users accounted for 95.3% of the Company’s total purchase amount during the first quarter of 2015, a decrease from 96.3% during the fourth quarter of 2014.

Active User from Third Party Channels

The Company had a total of approximately 398,000 third party channel active users during the quarter, a decrease of 3.4% from approximately 412,000 third party channel active users during the fourth quarter of 2014. Third party channel active users accounted for 4.7% of the company’s total purchase amount during the first quarter of 2015, an increase from 3.7% during the fourth quarter of 2014.

Total Purchase Amount and Service Fees

Total purchase amount was RMB1,305.5 million(US$210.6 million), an increase of 23.8% from RMB1,054.9 million during the first quarter of 2014, and a decrease of 25.7% from RMB1,757.9 million during the fourth quarter of 2014. The sequential decrease was primarily due to the adverse impact of the temporary suspension.

Total service fees received from provincial sports lottery administration centers and third party aggregators were RMB112.9 million (US$18.2 million), representing a slight increase of 0.7% from RMB112.1 million during the first quarter of 2014, and a decrease of 35.2% from RMB174.2 million during the fourth quarter of 2014.

First Quarter 2015 Financial Results

Net Revenues

Net revenues were RMB98.8 million (US$15.9 million), representing an increase of 10.0% from RMB89.8 million during the first quarter of 2014, and a decrease of 32.4% from RMB146.2 million during the fourth quarter of 2014. The sequential decrease was primarily due to the adverse impact of the temporary suspension.

Operating Expenses

Operating expenses were RMB152.8 million (US$24.6 million), representing an increase of 152.6% from RMB60.5 million in the first quarter of 2014, and an increase of 11.3% from RMB137.3 million during the fourth quarter of 2014.The increases were partially attributable to a bad debt provision of RMB30.3 million the Company made during the first quarter of 2015, after assessing the collectability of the account receivables. The year-over-year and sequential increase was also attributable to increased share-based compensation expenses associated with the share options granted to the Company’s employees during the second quarter of 2014.

Cost of services was RMB12.4 million (US$2.0 million), representing an increase of 45.9% from RMB8.5 million during the first quarter of 2014, and a decrease of 15.6% from RMB14.7 million during the fourth quarter of 2014. Cost of services represented 12.6% of net revenues, compared with 9.5% in the first quarter of 2014 and 10.1% in the fourth quarter of 2014. The year-over-year increase was mainly a result of the increase in account handling expenses for the Company’s mobile distribution channels while the sequential decrease was mainly due to accrual of bonuses during the fourth quarter of 2014.

Sales and marketing expenses were RMB45.6 million (US$7.4 million), representing an increase of 118.2% from RMB20.9 million during the first quarter of 2014, and an increase of 4.3% from RMB43.7 million during the fourth quarter of 2014. Sales and marketing expenses represented 46.2% of net revenues, compared with 23.3% in the first quarter of 2014 and 29.9% in the fourth quarter of 2014. The year-over-year increase in sales and marketing expenses as a percentage of net revenue was mainly due to the increase in headcount of the Company’s sales and marketing department while the sequential increase was mainly a result of advertisement expenses associated with the Company’s marketing campaign on TV and other media.

General and administrative expenses were RMB80.2 million (US$12.9 million), representing an increase of 235.6% from RMB23.9 million during the first quarter of 2014 and an increase of 48.8% from RMB53.9 million during the fourth quarter of 2014. The year-over-year increase was mainly a result of increased share-based compensation expenses associated with the share options granted to the Company’s employees during the second quarter of 2014. The sequential increase was mainly due to a provision of bad debt impairment of RMB30.3 million. As a result, general and administrative expenses accounted for 81.1% of net revenues during the first quarter of 2015, an increase from 26.6% during the first quarter of 2014 and 36.9% in the fourth quarter of 2014.

Service development expenses were RMB14.6 million (US$2.4 million), representing an increase of 105.6% from RMB7.1 million during the first quarter of 2014 and a decrease of 41.6% from RMB25.0 million during the fourth quarter of 2014. The year-over-year increase was mainly due to an increase in share-based compensation expenses associated with the share options granted to the Company’s research and development employees, while the sequential decrease was mainly due to the accrued bonus in the fourth quarter of 2014, and decreased consulting fees we paid on certain research and development programs. As a result, service development expenses represented 14.8% of net revenues during the quarter, an increase from 7.9% in the first quarter of 2014 and 17.1% in the fourth quarter of 2014.

Operating Loss

Operating loss was RMB53.5 million (US$8.6 million), as compared to operating profit of RMB31.7 million during the first quarter of 2014, and operating profit of RMB19.0 million during the fourth quarter of 2014. The year-over-year decrease was primarily due to increases in operating expenses, while the sequential decrease was in line with the decrease of net revenue, and increase in operating expenses.

Non-GAAP operating loss was RMB14.6 million (US$2.4 million), as compared to Non-GAAP operating profit of RMB36.6 million during the first quarter of 2014, and Non-GAAP operating profit of RMB56.3 million in the fourth quarter of 2014.

Net Loss

Net loss was RMB52.0 million (US$8.4 million), as compared to net profit of RMB27.5 million during the first quarter of 2014 and net profit of RMB14.5 million during the fourth quarter of 2014. The changes were primarily attributable to the material adverse impact of the temporary suspension and increased operating expenses.

Non-GAAP net loss was RMB13.2 million (US$2.1 million), compared with Non-GAAP net income excluding share-based compensation expenses of RMB32.4 million during the first quarter of 2014 and RMB51.8 million during the fourth quarter of 2014.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were US$0.24 and US$0.24, respectively.

Non-GAAP basic and diluted net loss per ADS excluding share-based compensation expenses were US$0.06 and US$0.06, respectively.

Cash and Cash Equivalents

As of March 31, 2015, the Company had cash and cash equivalents of RMB495.5 million (US$79.9 million), restricted cash2 of RMB12.3 million (US$2.0 million) and time deposits3 of RMB254.2 million (US$41.0 million) compared with cash and cash equivalents of RMB485.6 million, restricted cash of RMB12.7 million and time deposits of RMB415.9 million as of December 31, 2014.

Account Receivables

As of March 31, 2015, the Company had account receivables of RMB30.3 million (US$4.9 million), compared with RMB74.4 million as of December 31, 2014. The Company made a bad debt provision of RMB30.3 million during the first quarter of 2015, after assessing the collectability of the account receivables.

Prepayments and Other Current Assets

As of March 31, 2015, the balance of prepayment and other current assets was RMB244.8 million (US$39.5 million), compared with RMB157.9 million as of December 31, 2014. The balance as of March 31, 2015 mainly included: (i) RMB192.7 million (US$31.1 million) of prepayments deposited with lottery administration centers for future lottery ticket purchases. As of the date of this report, we have collected back approximately RMB160.8 million prepayments from lottery administration centers; (ii) RMB2.0 million (US$0.3 million) of receivables from third party payment service providers; (iii) RMB39.1 million (US$6.3 million) of the current portion of deferred expenses; and (iv) RMB11.0 million (US$1.8 million) of other receivables.

2Restricted cash represents government grants received but pending final clearance.

3Time deposits represent six-month fixed-interest deposits with commercial banks.

Business Outlook

Due to the temporary suspension of online lottery sales, the Company expects the total purchase amount to be zero during the second quarter of 2015. There is no clear indication how long the temporary suspension will last. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

500.com’s management will host an earnings conference call on Tuesday, May 19, 2015 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WBAI

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, May 26, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10065899

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 500.com’s website at http://www.500.com.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.1990 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2015.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the third companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi("RMB") and U.S. dollars("US$"),except for number of shares)

	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	485,556	495,521	79,936
Restricted cash	12,669	12,268	1,979
Time deposits	415,903	254,196	41,006
Short-term investments	70,182	130,227	21,008
Accounts receivable	74,445	-	-
Prepayments and other current assets	157,887	244,824	39,494
Deferred tax assets, current portion	39,761	42,952	6,929
Total current assets	1,256,403	1,179,988	190,352

Non-current assets:
Property and equipment, net	41,075	40,980	6,611
Intangible assets, net	3,354	3,759	606
Deposits	10,071	10,731	1,731
Long-term investments	6,652	23,553	3,799
Deferred tax assets, non-current	343	320	52
Other non-current assets	1,794	1,264	204
Total non-current assets	63,289	80,607	13,003

TOTAL ASSETS	1,319,692	1,260,595	203,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	30,634	13,145	2,121
Accrued expenses and other current liabilities	117,992	96,354	15,543
Income tax payable	9,250	9,893	1,596
Total current liabilities	157,876	119,392	19,260

Non-current liabilities:
Long-term payables	44,194	44,728	7,215
Total non-current liabilities	44,194	44,728	7,215

Total liabilities	202,070	164,120	26,475

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2014 and March 31, 2015; 254,844,582 and 255,890,302 shares issued as of December 31, 2014 and March 31, 2015, respectively	85	85	14
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2014 and March 31, 2015; 96,634,529 and 95,672,999 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively	36	36	6
Additional paid-in capital	1,106,234	1,146,719	184,985
Treasury shares	-	(8,773)	(1,415)
Accumulated other comprehensive income	22,637	21,823	3,520
Accumulated deficit	(11,370)	(63,415)	(10,230)
Total shareholders’ equity	1,117,622	1,096,475	176,880

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,319,692	1,260,595	203,355

500.com Limited
Condensed Consolidated Statement of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	89,785	146,230	98,845	15,945

Operating expenses:
Cost of services	(8,529)	(14,747)	(12,377)	(1,997)
Sales and marketing	(20,946)	(43,711)	(45,575)	(7,352)
General and administrative	(23,903)	(53,878)	(80,214)	(12,940)
Service development expenses	(7,097)	(25,009)	(14,593)	(2,354)
Total operating expenses	(60,475)	(137,345)	(152,759)	(24,643)
Other operating income	2,559	8,231	2,080	336
Government grant	796	2,335	243	39
Other operating Expense	(999)	(403)	(1,904)	(307)
Operating profit (loss)	31,666	19,048	(53,495)	(8,630)
Interest income	4,030	4,353	2,912	470
Interest expense	(230)	-	-	-
Changes in fair value of the structured deposit	-	(1,124)	1,267	204
Income (loss) before income tax	35,466	22,277	(49,316)	(7,956)
Income tax expense	(7,945)	(7,736)	(2,729)	(440)
Net income (loss)	27,521	14,541	(52,045)	(8,396)
Other Comprehensive Income (loss), net of tax
Foreign currency translation gain (loss)	12,980	6,082	(814)	(131)
Comprehensive Income (loss)	40,501	20,623	(52,859)	(8,527)

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	0.08	0.04	(0.15)	(0.02)
Diluted	0.08	0.04	(0.15)	(0.02)
Earnings (loss) per ADS*
Basic	0.84	0.41	(1.48)	(0.24)
Diluted	0.77	0.41	(1.48)	(0.24)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	328,736,451	350,604,986	351,510,694	351,510,694
Diluted	357,078,738	358,970,329	351,510,694	351,510,694

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Operating profit (loss)	31,666	19,048	(53,495)	(8,630)
Adjustment for share-based compensation expenses	4,910	37,251	38,856	6,268
Adjusted operating profit (loss) (non-GAAP)	36,576	56,299	(14,639)	(2,362)

Net income (loss)	27,521	14,541	(52,045)	(8,396)
Adjustment for share-based compensation	4,910	37,251	38,856	6,268
Adjusted net income (loss) (non-GAAP)	32,431	51,792	(13,189)	(2,128)

Earnings (loss) per share for Class A and Class B ordinary shares (non-GAAP)
Basic	0.10	0.15	(0.04)	(0.01)
Diluted	0.09	0.14	(0.04)	(0.01)
Earnings (loss) per ADS* (non-GAAP)
Basic	0.99	1.48	(0.38)	(0.06)
Diluted	0.91	1.44	(0.38)	(0.06)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.